                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54A

              NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
             THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and
Exchange Commission that it elects, pursuant to the provisions of section 54(a)
of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:  TORTOISE CAPITAL RESOURCES CORPORATION

Address of Principal Business Office: 10801 Mastin Boulevard, Suite 222,
                                      Overland Park, Kansas 66210

Telephone Number:  (913) 981-1020

Name and address of agent for service of process:  David J. Schulte
                                                   Chief Executive Officer
                                                   Tortoise Capital Resources Corporation
                                                   10801 Mastin Boulevard, Suite 222
                                                   Overland Park, Kansas 66210

                                       Copies to:  Steven F. Carman
                                                   Blackwell Sanders Peper Martin LLP
                                                   4801 Main Street, Suite 1000
                                                   Kansas City, Missouri 64112

Check one of the following:

[X]  The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934.
     Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: February 1, 2007

[ ] The company is relying on rule 12g-2  under the Securities  Exchange Act of
    1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section
8(a) of the Act, if any, of the company: Not Applicable

The file number of the registration as an investment company pursuant to section
8(a) of the Act, if any, of any subsidiary of the
company:  Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of Maryland and with its principal place of business in Kansas;
that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940;
and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the
Investment Company Act of 1940 to be duly signed on its behalf in the city of
Overland Park, Kansas on the 1st day of February, 2007.

                                    TORTOISE CAPITAL RESOURCES CORPORATION

                                    By /s/ David J. Schulte
                                      ------------------------------------
                                    Name: David J. Schulte
                                    Title:   Chief Executive Officer

Attest:  /s/ Terry C. Matlack
       --------------------------------
         Name:  Terry C. Matlack
         Title: Chief Financial Officer